September 19, 2024

James McCormick
Chief Executive Officer
Cloudastructure, Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA

       Re: Cloudastructure, Inc.
           Registration Statement on Form S-1
           Filed September 11, 2024
           File No. 333-282038
Dear James McCormick:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 4, 2024 letter.

Registration Statement on Form S-1 filed September 11, 2024
Management's Discussion and Analysis
Liquidity and Capital Resources, page 32

1. We note your revised disclosures in response to prior comment 3. We also note that your discussion of cash flows from investing activities refers to operating activities. Please revise your discussion of cash flows from investing activities as appropriate.
 September 19, 2024
Page 2
Business
Our Customer Base, page 49

2. We note your response to prior comment 4 and reissue in part. Please disclose the material terms of any agreements with your significant customers, SunRoad Enterprises and
       ConAm Management, including the duration of such agreements and termination provisions with these specific customers. Also, clarify whether these agreements differ in any material aspects to the Remote Guarding Agreements you discuss in this section.
Principal and Registered Stockholders, page 66

3. We note that the footnote disclosure is missing for each of the registered stockholders.
       Please revise.
Exhibit Index
Exhibit 23.2 Consent of Bush & Associates CPA LLC, page II-5

4. Please have your public accounting firm indicate in their consent they are consenting to the use of their report dated July 1, 2024 in the Form S-1. Also, the report covers the balance sheet of Cloudastructure Inc. as of December 31, 2023 and 2022, the related
       statements of operations and comprehensive loss, stockholders    equity
and cash flows for
       the years then ended.
Signatures, page II-6

5. Please amend your registration statement to include the signature of a duly authorized person on behalf of the registrant.

        Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Vanessa Schoenthaler